Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL

THURSDAY, FEBRUARY 24, 2011 AT 8:30 A.M. (ET)

– Management to discuss fourth quarter progress and financial results –

LAVAL, Québec (February 10, 2011) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Thursday, February 24, 2011 at 8:30 a.m. (ET) to discuss its fourth quarter 2010 progress and financial results. Labopharm will report its fourth quarter 2010 financial results via news release before the markets open the same day.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately 15 minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, March 3, 2011 at midnight.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 43719124.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. (and approved in Canada under the same name) and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S.  Labopharm's third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011.  The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

OLEPTRO™ is a trademark of Labopharm Inc.

This press release contains forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com